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Exhibit 99.2

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  For the year ended December 31, 2008

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of March 31, 2009, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2008 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2008, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

  1. Description of the Business

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of an asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

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  General market overview

Recent events in global financial markets have had a profound impact on all companies in a variety of industries. Although the price of gold reached historic highs early in the year, the latter half of the year saw increased volatility in the price of gold, other commodities and foreign exchange rates. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso and Russian rouble may have an impact on the Company's operating costs and capital expenditures (see section 11 – Risk Analysis for additional details on the impact of foreign exchange rates). Moreover, the global financial crisis may impact the demand for gold as gold has traditionally been viewed as a "safe haven". (see section 2 – Gold Supply and Demand Fundamentals for additional details).

The tightening of credit markets and the deterioration in credit ratings of certain financial institutions has not had a negative impact on the Company to date. Although credit markets have tightened, as at December 31, 2008, the Company had $154.0 million available under its revolving credit facility. Additionally, on February 5, 2009, Kinross successfully raised $415 million in gross proceeds through a public offering of common shares, (see section 4 – Developments for additional details).

Additionally, while the Company has not been adversely impacted by the current economic downturn, the downturn has had an impact on the fair value of the Company's investments in exploration and development companies. In 2008, the Company recorded non-cash impairment charges on its available for sale and equity accounted investments of $83.9 million as decreases in the fair value of these investments were deemed other than temporary.

  Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2008	2007	2006

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Paracatu	Kinross	Brazil	100%	100%	100%
La Coipa	Kinross	Chile	100%	100%	50%
Maricunga	Kinross	Chile	100%	100%	50%
Kettle River–Buckhorn	Kinross	U.S.A.	100%	100%	100%
Kupol	Kinross	Russian Federation	75%	75%	–
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Porcupine Joint Venture	Goldcorp	Canada	–	–	49%
Musselwhite	Goldcorp	Canada	–	–	32%
Julietta	Kinross	Russian Federation	–	90%	–

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  Consolidated Financial and Operating Highlights

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2008	2007	2006	Change	% Change		Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	1,994,674	1,589,321	1,476,329	405,353	26%		112,992	8%
Sold (b)	1,888,954	1,575,940	1,510,836	313,014	20%		65,104	4%
Attributable gold equivalent ounces (c)
Produced (b)	1,838,038	1,589,321	1,476,329	248,717	16%		112,992	8%
Sold (b)	1,756,056	1,575,940	1,510,836	180,116	11%		65,104	4%
Financial Highlights
Metal sales	$1,617.0	$1,093.0	$905.6	$524.0	48%		$187.4	21%
Cost of sales (a)	$768.8	$580.3	$481.7	$188.5	32%		$98.6	20%
Accretion and reclamation expense	$24.7	$10.9	$33.5	$13.8	127%		$(22.6)	(67%	)
Depreciation, depletion and amortization	$273.8	$129.3	$108.3	$144.5	112%		$21.0	19%
Impairment charges – Goodwill	$994.1	$–	$–	$994.1	nm		$–	nm
Operating earnings (loss)	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%
Net earnings (loss)	$(807.2)	$334.0	$165.8	$(1,141.2)	(342%	)	$168.2	101%
Basic earnings (loss) per share	$(1.28)	$0.60	$0.47	$(1.88)	(313%	)	$0.13	28%
Diluted earnings (loss) per share	$(1.28)	$0.59	$0.47	$(1.87)	(317%	)	$0.12	26%
Cash flow from operating activities	$443.6	$341.2	$292.0	$102.4	30%		$49.2	17%
Average realized gold price per ounce	$857	$697	$598	$160	23%		$99	17%
Consolidated cost of sales per equivalent ounce sold (a)	$407	$368	$319	$39	11%		$49	15%

(a)
Total includes 100% of Kupol production and costs.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

  Consolidated Financial Performance

  2008 vs 2007

Metal sales were $1,617.0 million for the year, or 48% higher than 2007. Kinross recorded a net loss of $807.2 million, or $(1.28) per share, for the twelve months ended December 31, 2008, compared to earnings of $334.0 million, or $0.60 per share, in 2007. Financial results for 2008 reflect higher prices for gold and silver, with an average realized gold price in 2008 of $857 per ounce, which is 23% higher than the $697 per ounce realized in 2007. Quantities of gold equivalent ounces sold in 2008 increased by 20% to 1,888,954 ounces from 1,575,940 gold equivalent ounces sold in 2007, largely due to the start-up of commercial operations at Kupol.

An operating loss of $611.6 million was recorded in 2008 as compared to operating earnings of $226.9 million in 2007. Included in the operating loss for the year was an impairment charge of $994.1 million against goodwill. During the Company's annual goodwill impairment testing it was determined that the book value of goodwill at Kupol, Maricunga and Quebrada Seca exceeded fair value and as a result an impairment charge was recorded.

Cost of sales increased by 32% reflecting a 20% increase in gold equivalent ounces sold as well as higher costs for power, fuel, labour and other consumables that the Company and the industry experienced in 2008 compared to prior years. Costs at the Company's mines located outside the United States were also higher due to the effects of a weaker U.S. dollar relative to other currencies in 2008 compared to 2007. Accretion and reclamation expense increased to

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$24.7 million in 2008 from $10.9 million in 2007. The accretion expense in 2008 was higher compared to 2007, largely due to a re-assessment of the reclamation provision on the assets related to the swap with Goldcorp, which occurred at the end of 2007.

Depreciation, depletion and amortization increased by 112% compared to the prior year, primarily related to the start-up of commercial operations at Kupol.

Earnings in 2008 were positively impacted by higher gold prices and higher gold equivalent ounces sold. However, earnings were negatively impacted by higher costs, higher tax expense and charges related to the impairment of goodwill and investments. Included in tax expense for the year is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Additionally, earnings in 2007 also include $184.6 million in gains on the disposal of assets.

During 2008 operating cash flow provided from operating activities increased by $102.4 million compared to 2007, primarily the result of higher operating earnings, largely offset by a build up of accounts receivable and inventory at Kupol due to the start up of commercial operations and a build up of inventory at Paracatu as a result of the mine expansion.

  2007 vs 2006

Earnings in 2007 improved when compared to 2006 due to a 17% higher average realized gold price and the acquisition of Bema, which contributed $17.8 million in earnings. Gains from the disposal of assets and investments contributed $184.6 million to earnings, compared to $47.4 million in 2006. The gains in 2007 include proceeds from the asset purchase and sale with Goldcorp Inc. ("Goldcorp") which contributed $138.3 million, and net gains on the disposal of investments which contributed $28.5 million. Charges related to the decline in market value of investments and other assets were $1.3 million in 2007 and $10.5 million in 2006.

Depreciation expenses increased in 2007 over 2006 as a result of additions to capital in 2006 and 2007 at all sites and in particular at Fort Knox, Round Mountain, Paracatu, Kettle River–Buckhorn and the PJV.

During 2007, cash flow from operating activities was $341.2 million, an increase from $292.0 million in 2006. Higher gold prices and higher production were the primary drivers behind the increase in cash flow in 2007, when the Company's average realized gold price was $697 per ounce. The increase in cash flow was partially offset by increases in operating costs, primarily for energy, fuel, labour and consumables.

During 2007, the acquisition of Bema added the additional 50% of the Maricunga mine in Chile not already owned by Kinross, added a 49% interest in the Cerro Casale property in Chile, and provided the Company with a significant, long-term asset in the Russian Federation in the Kupol project. The asset purchase and sale with Goldcorp late in 2007 resulted in the Company acquiring the 50% interest in La Coipa that Kinross did not already own and disposing of its interests in Musselwhite and PJV which were not strategic assets. Other non-core assets that were disposed of in 2007 included the Lupin mine. During 2006, this strategy resulted in the acquisition of Crown Resources Corporation ("Crown"), owner of the Buckhorn Property in Washington State, United States, near the Company's Kettle River mill and the disposition of the New Britannia mine, Blanket mine, Aquarius and George/Goose Lake properties. On January 25, 2008, the Company completed the sale of its interest in OAO Omolon Gold Mining Company, the owner of the Kubaka mine.

  Reserves

Kinross' total Proven and Probable Mineral Reserves at December 31, 2008 decreased by 970,000 ounces of gold to 45.6 million ounces from 46.6 million ounces at year-end 2007. Reserves were largely replaced at Kinross' producing operations. The net decrease is primarily due to the updated Cerro Casale pre-feasibility study that resulted in an 833,000 ounce decrease in mineral reserves, and a 55,000 ounce decrease as a result of the sale of the Julietta mine. Mineral reserves increased or remained the same at four of the nine gold properties with mineral reserves (Kettle River–Buckhorn, Round Mountain, Maricunga and Paracatu). Gold mineral reserves decreased at four gold properties, with the changes primarily due to mining depletion and engineering adjustments (Fort Knox, Crixás, La Coipa and Kupol).(1)

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's Annual Information Form for the year ended December 31, 2008.

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  2. Impact of Key Economic Trends

  Price of Gold – Four Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2008, the price of gold hit a new all time high of approximately $1,030 per ounce. The low price for the year was $680 per ounce. The average price for the year based on the London PM Fix was $872 per ounce, a 25% increase over the 2007 average price of $695 per ounce. The major influences on the gold price during 2008 were continuing strong investment demand in both physical gold bars as well as gold linked instruments, further producer de-hedging, the global financial crisis that continues to unfold, and lower supply from gold mines.

Source: London Bullion Marketing Association London PM Fix, Company records

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  Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2007 Gold Survey

Global gold mine production in 2008 decreased 3.6% from 2007 production which is also lower than production in the 2005 through 2006 period. Mine supply is expected to decrease marginally in the near future, as production in South Africa continues to decline, and new mines are slow to come into production. Central banks' net sales of gold decreased by 42.5% in 2008. Central banks in the Washington Agreement reduced their selling activity, well below the 500 tonne annual threshold they have established amongst themselves. Central banks outside of the Washington Agreement were net purchasers of gold in 2008. Recycled gold increased by 13% over 2007 levels, supplying over 1,100 tonnes of gold to the market.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have reduced their selling activity.

Gold Demand

Source: GFMS 2007 Gold Survey

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Gold prices rose significantly in many of the traditional gold market currencies such as the Indian Rupee and many far east currencies. Jewelry and fabrication demand was 8.1% lower than 2007 as a result of higher prices. While bar hoarding and investment demand helped to take up some of the slack created by lower fabrication demand, overall demand was 4.1% lower than in 2007. If the U.S. dollar continues to be strong and gold prices remain high, fabrication and jewelry demand are not expected to be strong in the coming year. Investment demand and bar hoarding will have to increase to keep the market balanced.

Gold Investment Demand

Source: Mitsui and Co., USA

Looking at the investment volume on futures exchanges and Exchange Traded Funds (ETF's), total demand for these products decreased by 4.7% from 1,755 tonnes to 1,673 tonnes during 2008. This demand is spread across several different products, including futures exchanges, and the new popular Exchange Traded Funds (ETF's) in North America, Europe, Australia, and South Africa. The chart above shows that in general demand for these products has been increasing, and this increase in demand has had a positive influence on the price of gold.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases. Kinross realized slightly lower than the average market prices for gold from 2002 through 2006, as ounces necessary to satisfy gold hedge contracts at prices that were lower than average market prices were delivered into and recognized in revenue as the existing hedge contracts were closed out.

As a result of the acquisition of Bema, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

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Kinross' Average and Realized Gold Price

Source: London Bullion Marketing Association London PM Fix

During 2008, average realized prices were also affected by the timing of production at our mines. Kupol began production in June, Kettle River–Buckhorn began production in October, and the Paracatu expansion in December. As production was more heavily weighted toward the second half of the year when prices were lower, the company realized below average gold prices.

  Inflationary Cost Pressures

The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines; however, all operations experienced higher fuel costs during the first half of 2008, largely attributable to higher crude oil prices. During the second half of 2008, energy prices tumbled as the global financial crisis unfolded. Strong investment demand for commodities reversed quickly, and the high price levels that had developed in many commodity sectors declined.

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West Texas Intermediate Crude Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general. The Company also actively hedges its exposure to energy costs through financial derivatives. This activity will likely result in energy costs that are higher than they would have been without hedging activity for 2009.

Exploration, development and operating activities have grown substantially in the mining and resource industries due to the continued strengthening of the gold price and other commodity prices. With the bursting of the commodity bubble, labour cost and labour availability constraints that were apparent in the market are no longer as great a concern.

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  Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

At the Company's non-U.S. operations, which are located in Brazil, Chile and Russia, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Many of the currencies of the countries in which Kinross operates had strengthened against the U.S. dollar, as highlighted in the graph above. With the onset of the financial crisis, most of the currency gains on foreign currencies were reversed. Since January 2005, foreign exchange rates have performed as follows: Brazilian real (+17.9%) Canadian dollar (+1.3%), Russian rouble (-4.9%), Chilean peso (-9.7%). Over that same period gold prices have increased by 94.8%. Approximately 74% of the Company's expected production in 2009 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

  3. Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

Key sensitivities

Approximately 55%-60% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

In 2009, Kinross expects to produce approximately 2.4 to 2.5 million of attributable gold equivalent ounces. This is an increase of approximately 32% over 2008 production and reflects the impact of new production from the Paracatu expansion, Kupol, and Kettle River–Buckhorn, offset somewhat by reduced production due to the sale of Julietta in 2008 and expected lower tonnages at Round Mountain in 2009.

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Cost of sales per attributable gold equivalent ounce is expected to average between $390 and $420 for the full year 2009. The cost of sales per ounce in 2009 is expected to be impacted by lower cost production from the Paracatu expansion, Kupol and Kettle River–Buckhorn.

On a by-product accounting basis, Kinross expects to produce 2.2 to 2.3 million ounces of gold and 12 to 12.5 million ounces of silver at an average cost of sales per gold ounce of $360 to $390.

Material assumptions used to forecast cost of sales are: a gold price of $750 per ounce, a silver price of $12.00 per ounce, an oil price of $75 per barrel, 2.10 Brazilian reais to the U.S. dollar, 1.20 Canadian dollars to the U.S. dollar, 28 Russian roubles to the U.S. dollar and 600 Chilean pesos to the U.S. dollar. Taking into account existing currency and oil hedges, a 10% change in foreign currency rates would be expected to result in an approximate $5 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our cost of sales per ounce as a result of a change in royalties.

Capital expenditures for 2009 are expected to be approximately $475 million, including the impact of 2008 capital expenditure carry-overs of $15 million. Approximately $145 million relates to growth projects (primarily the Fort Knox heap leach project, Paracatu, and Cerro Casale), $57 million to pit development (Round Mountain, La Coipa and Maricunga), $50 million to mine development (Crixás, Kupol and Kettle River–Buckhorn), $18 million to leach pad development (Round Mountain and Maricunga), $40 million to tailings dam work (primarily Paracatu), and $150 million to sustaining capital expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

General and administrative expense is forecasted to be $110 million in 2009.

  4. Developments

  Acquisition of Lobo-Marte

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

On January 7, 2009, Kinross completed the 100% acquisition of Minera Santa Rosa SCM through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more.

As of January 7, 2009, the financial statements of Minera Santa Rosa SCM are being consolidated.

  Acquisition of Aurelian

Kinross and Aurelian Resources Inc. ("Aurelian") announced on July 24, 2008 that their respective Boards of Directors had approved the terms of a friendly offer by Kinross to acquire 100% of the issued and outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian's Board of Directors had unanimously agreed to support the Kinross offer. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, the Company announced that pursuant to the offer, as amended by notices of extension dated September 4, 2008 and September 17, 2008, and the private placement, Kinross had acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common

KINROSS 2008 Annual Report    33

share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  Disposal of Julietta

Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company ("Yanskaya"). Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash was used to repay intercompany payables owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative and a mark-to-market gain has been recorded in the December 31, 2008 financial statements, whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of approximately $3.0 million.

  Hammond Reef Project Interest

Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the remaining 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million. Commencing August 1, 2008, the Company began accounting for its investment in Brett using the equity method.

  Acquisition of Louisiana Land and Exploration Company Royalty

A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalties of $75.0 million are paid, and 1.5% thereafter. At December 31, 2008, cumulative royalties totaled $66.0 million. On January 23, 2008, the Company purchased the LL&E Royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  Disposal of Kubaka

On January 25, 2008 Kinam Magadan Gold Corporation, a wholly-owned subsidiary of the Company, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. Omolon's assets

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include the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain on disposition of $11.5 million was realized and recorded in the first quarter of 2008.

  Project Updates

  Paracatu expansion

The ramp-up in production at the Paracatu expansion is continuing, and throughput was 60% of design capacity at year-end. The SAG mill, crusher and flotation circuit is operating at expected levels of throughput. The ball mill grinding circuit is currently being adjusted and configured from both an instrumentation and flow control perspective to allow this circuit to operate at expected levels of throughput and recovery, and is expected to reach full capacity in the second quarter of 2009. We do not expect this to have an impact on previously stated guidance. As part of the expansion project, the Company plans to commence construction of a new tailing facility, subject to obtaining the required permit from the government authorities. In connection with the permit application process, the Company has been negotiating with local parties, State and Federal Public Attorneys and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the tailing facility. In order to commence construction of the new tailing facility by the second quarter of 2009, a state agency must approve and grant the permit by the end of April 2009. Construction is scheduled over a two-year period. For a more detailed discussion on the status of the permitting process, the acquisition of ownership rights to the lands required for the construction and operation of the new tailing facility and related risk factors, please refer to the "Kinross Material Properties – Paracatu, Brazil" and "Risk Factors" sections of the Company's Annual Information Form dated March 31, 2009, filed on www.sedar.com and available on the Company website at www.kinross.com.

  Fort Knox Project

Construction of the leach pad will be completed during the 2009 construction season, with work expected to begin in May. Approximately 78% of the initial phase of the leach pad was completed during the 2008 construction season. The carbon-in-column circuit to recover gold from the pregnant solution from the heap leach operation will be completed and commissioned during the second quarter of 2009. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

  Lobo-Marte

As a previously operating mine located in close proximity to Kinross' existing sites, Lobo-Marte has several advantages in moving forward. There is road access to the site, water rights, and the initial Marte pit was previously established. Kinross, with operations in the area, has considerable experience in high altitude leaching, an existing administrative centre in Copiapó, and access to an experienced workforce.

The Lobo-Marte project team has been assembled, and a detailed initial program of work has been laid out to apply for drilling permits, gather baseline environmental data, and start pre-feasibility study work.

The Company plans a $3 million infill drilling program in 2009 to gather metallurgical samples. The pre-feasibility study is expected to be completed by year-end. The study will evaluate project alternatives, determine project economics, and finalize design concepts. The Company expects to have established a definitive timetable for project development by 2009.

  Fruta del Norte

On January 29, 2009, the new Ecuadorian Mining Law took effect. The Company has since commenced discussions with government authorities to obtain permits that are necessary in order to commence its infill drilling program and to advance the project in other areas.

Two drills are on site at Fruta del Norte, which will be immediately deployed on an 8,000-meter infill drilling campaign once the necessary permits are obtained. The infill drilling program itself is expected to take about three months to

KINROSS 2008 Annual Report    35

complete. Assuming all requisite permits are obtained, Kinross plans to spend $45 million in Ecuador this year, part of which will be dedicated to upgrading mineral resources and supporting a pre-feasibility study at Fruta del Norte.

  Cerro Casale

At Cerro Casale, an updated pre-feasibility study has been completed which updates prior assumptions and has identified a number of opportunities for enhanced economics. These assumptions and further technical work will be contained in a full feasibility study currently in progress, with targeted completion in the third quarter of 2009.

Kinross and Barrick Gold Corporation have agreed in principle to the terms of the shareholders' agreement governing the Cerro Casale joint venture. The agreement reflects a new ownership structure which will result in the parties each owning a 50% interest in Cerro Casale. The agreement is expected to be executed by the Company and Barrick following a reorganization of the Cerro Casale corporate ownership structure.

  Other projects

The Company continues to evaluate opportunities to increase throughput and extend mine life at existing operations. At Maricunga, new trucks are expected to be delivered in March which will allow the Company to begin pre-stripping to develop the new Pancho pit.

  Junior equity investment initiative

Kinross has been pursuing a strategy of acquiring equity positions as a long-term partner in promising junior companies on a select basis, in order to maximize exposure to new prospects and growth opportunities at a relatively small capital investment. In the fourth quarter of 2008, Kinross increased its interest in Victoria Gold Corp., a gold-focused, growth-oriented exploration company with 17 exploration properties in Nevada, to approximately 28% of Victoria's total non-diluted outstanding shares. In the fourth quarter Kinross also participated in private equity placements by BCGold Corp., Underworld Resources, Oro Silver, and Rye Patch Gold, in order to maintain its pro-rata share in these companies.

  Agreement with Polyus Gold

On January 26, 2009 Kinross signed a non-binding agreement with Polyus Gold regarding the Nezhdaninskoye deposit located in the Republic of Sakha (Yakutia) in the Russian Federation. Under the terms of the agreement, Kinross has six months to review the Nezhdaninskoye project and decide if it wishes to proceed with a feasibility study. If Kinross elects to proceed, it will enter into a joint venture agreement with Polyus to undertake a feasibility study over the following 18 months.

  Credit Facility

As at December 31, 2008, the Company had in place a revolving credit facility in the amount of $300.0 million, and a $131.8 million term loan. The maturity of the revolving credit facility is August 18, 2010. The revolving credit facility supports the Company's liquidity and letters of credit requirements and is secured by the assets of the Fort Knox mine as well as by the shares of various wholly-owned subsidiaries. As at December 31, 2008, the Company had drawn $146.0 million in the form of letters of credit. The $131.8 million term loan supports the Paracatu expansion project in Brazil and matures on February 18, 2012. As of December 31, 2008, the Company was in compliance with the credit facility's various covenants.

  Issue of Equity

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

KINROSS 2008 Annual Report    36

  Issue of Convertible Senior Notes

On January 29, 2008, the Company issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million. Interest on the notes is payable in cash semi-annually. The Convertible Senior Notes are convertible into Kinross common shares at the option of the holder on or after December 15, 2027 at a rate of $28.48 per share of Kinross common stock, subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or before March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Adoption of Shareholders' Rights Plan

A shareholders' rights plan (the "Old Plan") was ratified by the shareholders of the Company at the Company's 2006 annual and special shareholders' meeting. The Old Plan was adopted to ensure that the Board of Directors and shareholders of the Company have sufficient time to properly evaluate a take-over bid or pursue other alternatives. A new shareholder rights plan was adopted by the Company's Board on February 18, 2009. The plans are described in greater detail in Notes 13 and 21 to the accompanying financial statements.

  5. Consolidated Results of Operations

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	1,994,674	1,589,321	1,476,329	405,353	26%		112,992	8%
Sold (b)	1,888,954	1,575,940	1,510,836	313,014	20%		65,104	4%
Attributable gold equivalent ounces (c)
Produced (b)	1,838,038	1,589,321	1,476,329	248,717	16%		112,992	8%
Sold (b)	1,756,056	1,575,940	1,510,836	180,116	11%		65,104	4%
Gold ounces sold	1,694,128	1,404,880	1,416,797	289,248	21%		(11,917)	(1%	)
Silver ounces sold (000)	11,815	8,794	4,864	3,021	34%		3,930	81%
Average realized gold price ($/ounce)	$857	$697	$598	160	23%		99	17%
Financial Data
Metal sales	$1,617.0	$1,093.0	$905.6	$524.0	48%		$187.4	21%
Cost of sales (c)	$768.8	$580.3	$481.7	$188.5	32%		$98.6	20%
Accretion and reclamation expense	$24.7	$10.9	$33.5	$13.8	127%		$(22.6)	(67%	)
Depreciation, depletion and amortization	$273.8	$129.3	$108.3	$144.5	112%		$21.0	19%
Impairment charges – Goodwill	$994.1	$–	$–	$994.1	nm		$–	nm
Operating earnings (loss)	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%
Net earnings (loss)	$(807.2)	$334.0	$165.8	$(1,141.2)	(342%	)	$168.2	101%

(a)
"Total" includes 100% of Kupol production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

KINROSS 2008 Annual Report    37

  2008 vs 2007

In 2008, Kinross' share of attributable production was 1,838,038 gold equivalent ounces, up from 1,589,321 ounces in the same period of 2007. The increase of 248,717 ounces was primarily related to the start-up of operations at Kupol. For the year, Kinross' 75% share of production from Kupol was 469,907 gold equivalent ounces. The increase in production was partially offset by lower production from Round Mountain due to lower grades and reduced performance of the heap leach pads. In 2007, gold equivalent ounces produced included 215,291 ounces from PJV and Musselwhite, operations that were sold in December 2007. In 2008, Kinross sold 1,888,954 gold equivalent ounces, 20% higher than the 1,575,940 ounces sold in 2007. The increase was due to the sale of production from Kupol offset to some extent by the impact of the sale of PJV and Musselwhite in December 2007, and lower production from Round Mountain.

Metal sales increased to $1,617.0 million in 2008 as compared to $1,093.0 million in 2007 due to the higher realized gold price and more ounces sold. Cost of sales increased by $188.5 million primarily due to: 1) higher ounces sold; 2) higher prices for energy, labour and consumables; and 3) the impact of strengthening currencies, most significantly the appreciation of the Brazilian real against the U.S. dollar. Depreciation, depletion and amortization was higher than the comparable period in the prior year largely due to the beginning of depreciation of Kupol and higher depreciation from La Coipa, a result of the acquisition of the remaining 50% in December 2007. Net earnings were negatively impacted by higher cost of sales, higher general and administrative costs, higher tax expense and charges related to the impairment of goodwill and investments. During the Company's annual goodwill impairment testing it was determined that a portion of the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca was in excess of, and was written down to, their fair value. Included in tax expense for the year is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Earnings in 2007 included $184.6 million in gains on the disposal of assets.

  2007 vs. 2006

Gold equivalent ounces sold in 2007 increased to 1,575,940 ounces compared to 1,510,836 ounces in 2006. This was primarily the result of the Bema acquisition which provided the Company with gold equivalent ounces from the additional 50% interest in the Maricunga mine and the 90% interest in the Julietta mine.

Revenue increased to $1,093.0 million from $905.6 million primarily due to a realized gold price that was 17% higher than in 2006, and a 4% increase in the number of gold equivalent ounces sold. The Company realized an average gold price of $697 per ounce in 2007 compared to $598 per ounce in 2006.

Operating earnings increased to $226.9 in 2007 from $164.6 million in 2006, driven by a higher gold price and increased gold equivalent ounces sold, offset in part by increases in the costs of production.

Impairment charges on investments and other assets were $1.3 million in 2007, compared to $10.5 million in 2006. There were no impairment charges related to goodwill or property, plant and equipment in 2007 or 2006.

Net earnings of $334.0 million, or $0.60 per share (basic), were negatively impacted by a tax provision of $73.8 million compared to a tax provision of $25.9 million in 2006. Net gains on the disposal of assets and investments of $184.6 million contributed to improved net earnings in 2007 compared to net gains of $47.4 million recorded in 2006. Investments accounted for under the equity method were acquired in the Bema acquisition and losses related to those investments lowered net earnings by $11.1 million.

General and administrative expenses rose to $69.6 million in 2007 from $52.1 million in 2006 as a result of higher performance-based compensation costs, the appreciation of the Canadian dollar as compared to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, and additional travel, consulting and technology costs.

KINROSS 2008 Annual Report    38

  Operating Earnings (Loss) by Segment

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Fort Knox	$102.3	$77.3	$77.2	$25.0	32%		$0.1	0%
Round Mountain	76.8	105.1	93.7	(28.3)	(27%	)	11.4	12%
Paracatu	70.2	38.3	26.0	31.9	83%		12.3	47%
La Copia (a)	38.7	58.7	25.1	(20.0)	(34%	)	33.6	134%
Maricunga (b)	(180.5)	39.5	22.1	(220.0)	nm		17.4	79%
Kettle River–Buckhorn	(6.6)	(8.0)	(4.3)	1.4	nm		(3.7)	(86%	)
Crixás	35.0	29.5	26.2	5.5	19%		3.3	13%
Kupol	(479.9)	(3.3)	–	(476.6)	nm		(3.3)	nm
Porcupine Joint Venture	–	9.1	18.6	(9.1)	nm		(9.5)	(51%	)
Musselwhite	–	3.5	(1.2)	(3.5)	nm		4.7	392%
Julietta (c)	(3.0)	(8.0)	–	5.0	63%		(8.0)	nm
Fruta del Norte	(4.8)	–	–	(4.8)	nm		–	nm
Cerro Casale	(0.1)	–	–	(0.1)	nm		–	nm
Corporate and Other (d)	(259.7)	(114.8)	(118.8)	(144.9)	(126%	)	4.0	3%

Total	$(611.6)	$226.9	$164.6	$(838.5)	(370%	)	$62.3	38%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and was sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs, and includes Kubaka.

(e)
"nm" means not meaningful.

  Mining Operations

  Fort Knox (100% ownership and operator) – USA

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	27,112	20,518	14,514	6,594	32%		6,004	41%
Tonnes processed (000's)	13,769	12,722	13,462	1,047	8%		(740)	(5%	)
Grade (grams/tonne)	0.88	0.96	0.90	(0.08)	(8%	)	0.06	7%
Recovery	81.8%	86.6%	85.7%	(4.8% )	(6%	)	0.9%	1%
Gold equivalent ounces:
Produced	329,105	338,459	333,383	(9,354)	(3%	)	5,076	2%
Sold	330,898	330,977	342,455	(79)	(0%	)	(11,478)	(3%	)
Financial Data (in millions)
Metal sales	$290.3	$230.0	$208.3	$60.3	26%		$21.7	10%
Cost of sales (a)	152.4	113.9	102.9	38.5	34%		11.0	11%
Accretion and reclamation expense	1.2	1.1	1.3	0.1	9%		(0.2)	(15%	)
Depreciation, depletion and amortization	29.7	32.2	25.0	(2.5)	(8%	)	7.2	29%

	107.0	82.8	79.1	24.2	29%		3.7	5%
Exploration	2.7	4.4	1.4	(1.7)	(39%	)	3.0	214%
Other	2.0	1.1	0.5	0.9	82%		0.6	120%

Segment earnings	$102.3	$77.3	$77.2	$25.0	32%		$0.1	0%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    39

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore during 2008, in anticipation of building the heap leach. Tonnes processed were higher due to stockpiling of SAG mill pebbles and certain improvements made to the mill liners. Recovery declined during 2008 due to more refractory ore. Gold equivalent ounces produced were lower for 2008 compared to 2007 as higher tonnes processed did not offset lower grades and recoveries.

Metal sales increased over the prior year primarily due to higher metal prices. Cost of sales increased by 34%, primarily due to higher personnel costs resulting from additional employees and inflationary pressures, which increased the cost of electricity, diesel fuel and consumables compared to the prior year. Depreciation, depletion and amortization was lower than in 2007 as reserves increased, thereby increasing the base upon which the majority of depreciation is calculated.

  2007 vs. 2006

During 2007, the quantity of ore mined increased 41% over 2006 levels as lower grade ore was stockpiled in 2007, to be used in the heap leach process once the new leach pad is constructed and commissioned. Tonnes of ore processed decreased 5% in 2007 but a higher grade and recovery rate were achieved, due to improved mine sequencing and planning, compared to 2006. Overall, this resulted in a 2% increase in ounces produced in 2007 compared to 2006. Gold equivalent ounces sold were down 3% from 342,455 ounces in 2006 to 330,977 ounces in 2007. This was primarily due to a shipment of approximately 12,000 ounces late in 2007 that were recognized in metal sales in the 2008 fiscal year.

Metal sales revenue increased 10% in 2007 when compared to 2006, reflecting a 17% higher realized gold price as compared to 2006, offset in part by a reduction in the quantity of gold equivalent ounces sold. Cost of sales was negatively impacted by higher costs for consumables, including fuel, power and tires. Depreciation, depletion and amortization expense increased due to the Phase VI expansion coming into production in late 2006. The increase in exploration costs to $4.4 million reflects the increased drilling activity at Fort Knox.

  Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	26,227	23,385	21,488	2,842	12%		1,897	9%
Tonnes processed (000's)	37,368	36,990	43,436	378	1%		(6,446)	(15%	)
Grade (grams/tonne)	0.47	0.51	0.65	(0.04)	(8%	)	(0.14)	(22%	)
Gold equivalent ounces:
Produced	246,946	302,971	335,115	(56,025)	(18%	)	(32,144)	(10%	)
Sold	242,652	300,222	349,497	(57,570)	(19%	)	(49,275)	(14%	)
Financial Data (in millions)
Metal sales	$213.7	$208.2	$211.7	$5.5	3%		$(3.5)	(2%	)
Cost of sales (b)	112.9	94.9	99.4	18.0	19%		(4.5)	(5%	)
Accretion and reclamation expense	1.1	0.6	1.7	0.5	83%		(1.1)	(65%	)
Depreciation, depletion and amortization	22.2	6.2	11.9	16.0	258%		(5.7)	(48%	)

	77.5	106.5	98.7	(29.0)	(27%	)	7.8	8%
Exploration	0.7	1.4	5.0	(0.7)	(50%	)	(3.6)	(72%	)

Segment earnings	$76.8	$105.1	$93.7	$(28.3)	(27%	)	$11.4	12%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    40

The company acquired its ownership interest in the Round Mountain open pit mine, located in Nye county, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to mine sequencing. The grade at Round Mountain decreased as a result of the pit expansion. Lower grades and the decline in the performance of the aging pads resulted in lower gold equivalent ounces produced in 2008 compared to the same period in 2007.

Metal sales were in-line with metal sales in 2007 as higher metal prices were largely offset by the decrease in ounces sold, as a result of lower production. Cost of sales increased in 2008 compared to 2007 due to increases in the price of diesel, personnel, other consumables and higher revenue-based royalties. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

  2007 vs. 2006

A pit expansion in 2006 contributed to an additional 9% of tonnes of ore mined in 2007 compared to 2006. However, the tonnes of ore processed decreased by 15% as remaining stockpiles were used, and the grade declined to 0.51 grams per tonne from 0.65 grams per tonne in 2006 resulting in an overall reduction in gold equivalent ounces produced of 10% from 2006 levels. These factors led to a decrease in gold equivalent ounces sold to 300,222 ounces from 349,497 ounces in 2006.

Despite the 14% decrease in gold equivalent ounces sold, metal sales revenue decreased only 2% to $208.2 million in 2007 as compared to $211.7 million in 2006 due primarily to a 17% increase in realized gold price. Cost of sales in 2007 was down $4.5 million or 5% lower than in 2006 reflecting the lower number of gold equivalent ounces sold, offset in part by higher costs for fuel, revenue-based royalties, operating materials and labour. Depreciation, depletion and amortization decreased by 48% to $6.2 million in 2007 as reserves were increased, thereby increasing the base upon which the majority of depreciation is calculated. Exploration costs decreased by 72% in 2007 as compared to 2006 as the underground drilling program carried out in 2006 was completed in early 2007.

  Paracatu (100% ownership and operator) – Brazil

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	20,575	19,883	17,637	692	3%		2,246	13%
Tonnes processed (000's)	20,307	19,285	18,137	1,022	5%		1,148	6%
Grade (grams/tonne)	0.39	0.37	0.38	0.02	5%		(0.01)	(3%	)
Recovery	74.2%	76.1%	76.8%	(1.9% )	(2%	)	(0.7% )	(1%	)
Gold equivalent ounces:
Produced	188,156	174,987	174,254	13,169	8%		733	0%
Sold	183,115	175,009	173,821	8,106	5%		1,188	1%
Financial Data (in millions)
Metal sales	$161.4	$121.7	$104.1	$39.7	33%		$17.6	17%
Cost of sales (a)	82.4	65.2	57.7	17.2	26%		7.5	13%
Accretion and reclamation expense	1.2	0.7	0.9	0.5	71%		(0.2)	(22%	)
Depreciation, depletion and amortization	16.3	13.2	12.5	3.1	23%		0.7	6%

	61.5	42.6	33.0	18.9	44%		9.6	29%
Exploration	–	0.7	1.5	(0.7)	(100%	)	(0.8)	(53%	)
Other	(8.7)	3.6	5.5	(12.3)	(342%	)	(1.9)	(35%	)

Segment earnings	$70.2	$38.3	$26.0	$31.9	83%		$12.3	47%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2008 Annual Report    41

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

  2008 vs 2007

Tonnes of ore processed were slightly higher than the prior year due to the start-up of the expansion project in December. Gold equivalent ounces produced during 2008 were higher than 2007, a result of the combination of slightly higher throughput and grades. The increase in equivalent gold ounces sold during this period was primarily due to higher production, a result of improved recoveries in the old plant.

Upon reaching certain minimum levels of production in December of 2008, the mine expansion was considered to be in operation with production of approximately 8,000 ounces.

Metal sales for 2008 were higher than in the same period of 2007 due to higher gold prices, as well as the 5% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to the increased cost of consumables, the higher level of ounces sold in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared to 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value-added taxes for the years 1999-2002.

  2007 vs 2006

As a result of the decision to mine softer ore in late 2006, tonnes of ore mined and processed increased 13% and 6%, respectively, in 2007 when compared to 2006. This increase in the quantity of softer material was at a slightly lower grade of ore and lower recovery rates, but enabled the mine to maintain gold equivalent production and sales at 2006 levels.

Metal sales increased 17% to $121.7 million reflecting a higher average gold price in 2007 as compared to 2006. Cost of sales increased by $7.5 million in 2007 from the prior year to $65.2 million due to higher costs for labour and consumables, and a 17% appreciation of the Brazilian real against the U.S. dollar.

KINROSS 2008 Annual Report    42

  La Coipa (100% ownership and operator) – Chile (d)

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's) (a)	2,350	3,774	2,751	(1,424)	(38%	)	1,023	37%
Tonnes processed (000's) (a)	4,918	3,546	5,126	1,372	39%		(1,580)	(31%	)
Grade (grams/tonne)
Gold	1.02	1.11	0.95	(0.09)	(8%	)	0.16	17%
Silver	58.33	180.09	94.31	(121.76)	(68%	)	85.78	91%
Recovery
Gold	80.6%	76.1%	79.4%	4.5%	6%		(3.3% )	(4%	)
Silver	61.2%	70.2%	64.4%	(9.0% )	(13%	)	5.8%	9%
Gold equivalent ounces: (b)
Produced	226,293	197,554	155,180	28,739	15%		42,374	27%
Sold	234,759	193,731	154,192	41,028	21%		39,539	26%
Silver ounces produced (000)	5,686	7,548	4,765	(1,862)	(25%	)	2,783	58%
Silver ounces sold (000)	6,261	7,632	4,346	(1,371)	(18%	)	3,286	76%
Financial Data (in millions)
Metal sales	$206.6	$134.7	$94.0	$71.9	53%		$40.7	43%
Cost of sales (c)	114.7	52.1	47.6	62.6	120%		4.5	9%
Accretion and reclamation expense	7.9	1.1	0.9	6.8	618%		0.2	22%
Depreciation, depletion and amortization	38.8	19.6	16.9	19.2	98%		2.7	16%

	45.2	61.9	28.6	(16.7)	(27%	)	33.3	116%
Exploration	3.7	2.7	2.0	1.0	37%		0.7	35%
Other	2.8	0.5	1.5	2.3	460%		(1.0)	(67%	)

Segment earnings	$38.7	$58.7	$25.1	$(20.0)	(34%	)	$33.6	134%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 50% interest in the mine from Barrick Gold Corporation ("Barrick"), which had previously acquired its interest as part of its purchase of Placer Dome Inc. ("Placer Dome"). On December 21, 2007 the Company completed the asset purchase and sale agreement with Goldcorp whereby the interest in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross' original 50% interest for the full year in 2007 and the acquired 50% from December 22, 2007. Included in the results of La Coipa is its 65% interest in the Puren deposit.

  2008 vs 2007

Tonnes of ore mined in 2008 were lower compared to 2007, because of a pit wall failure in Coipa Norte pit during January 2008, resulting in stockpiled ore being processed through the mill instead. Access to Coipa Norte pit was re-established during the middle of the year and mining of ore and waste recommenced. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles compared to the higher grade ore from the Puren pit, which was processed in 2007.

KINROSS 2008 Annual Report    43

Metal sales increased by 53% during 2008 primarily due to the additional 50% interest acquired through the Goldcorp asset swap transaction in December 2007, as well as the positive impacts of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to higher maintenance costs, and higher energy costs for diesel fuel and electricity and Kinross' additional interest in La Coipa in 2008 compared to 2007. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in 2008 compared to 2007.

  2007 vs 2006

During 2007, the total tonnes of ore mined increased 37% from 2006 levels due to the Puren pit expansion. Tonnes of ore processed decreased 31% compared to the same period in 2006 due to the need to reduce the rate of processing the higher grade silver-bearing material from the Puren pit. An improved silver grade of 180.09 grams per tonne in 2007 compared to 94.31 grams per tonne in 2006 reflects the high grade obtained from the Puren pit, which was the primary source of ore in 2007 as compared to the La Coipa pit, which was primarily mined in 2006. Overall, the result of higher grade silver and a lower quantity of ore processed was a 27% and 26% increase in gold equivalent ounces produced and sold, respectively, in 2007 as compared to 2006.

The 43% increase in metal sales to $134.7 million in 2007 from $94.0 million in 2006 reflects the increase in gold equivalent ounces sold and a higher realized gold price. Cost of sales increased 9% from 2006 to 2007 due to higher processing costs associated with the Puren pit ore, higher insurance and wage costs and the strengthening of the Chilean peso as compared to the U.S. dollar. Higher depreciation, depletion and amortization costs in 2007 were the result of higher production. The exploration expense increase in 2007 of $0.7 million was primarily due to exploration royalty costs.

  Maricunga (a) (100% ownership and operator; 2007 and 2006: 50% ownership and operator) – Chile

	Year ended December 31,			2008 vs 2007		2007 vs 2006
	2008	2007	2006	Change	% Change	Change	% Change

Operating Statistics (a) (b)
Tonnes ore mined (000's) (c)	14,971	14,333	14,832	638	4%	(499)	(3%	)
Tonnes processed (000's) (c)	15,027	13,691	14,721	1,336	10%	(1,030)	(7%	)
Grade (grams/tonne)	0.76	0.73	0.70	0.03	4%	0.03	4%
Gold equivalent ounces:
Produced	223,341	205,750	116,868	17,591	9%	88,882	76%
Sold	221,882	204,922	115,198	16,960	8%	89,724	78%
Financial Data (in millions)
Metal sales	$184.8	$144.6	$69.7	$40.2	28%	$74.9	107%
Cost of sales (d)	125.5	91.7	39.3	33.8	37%	52.4	133%
Accretion and reclamation expense	0.4	0.3	(1.0)	0.1	33%	1.3	(130%	)
Depreciation, depletion and amortization	17.8	11.9	7.0	5.9	50%	4.9	70%

	41.1	40.7	24.4	0.4	1%	16.3	67%
Exploration	1.4	1.2	1.8	0.2	17%	(0.6)	(33%	)
Impairment charge – Goodwill	220.2	–	0.5	220.2	nm	(0.5)	nm

Segment earnings (loss)	$(180.5)	$39.5	$22.1	$(220.0)	nm	$17.4	79%

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Tonnes of ore mined/processed represents 100% of mine production.

(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(e)
"nm" means not meaningful.

KINROSS 2008 Annual Report    44

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, results are reported on a 100% basis from February 28, 2007.

  2008 vs. 2007

Tonnes of ore processed during 2008 were higher due to an increase in plant availability and fewer lost days of production due to weather. Gold equivalent ounces produced were higher in 2008 primarily due to higher tonnes processed and a slightly higher gold grade.

Metal sales in 2008 increased compared to 2007 due to the combination of higher gold prices, an 8% increase in gold equivalent ounces sold and Kinross' additional interest in Maricunga for the full year compared to ten months in 2007. Cost of sales increased due to higher costs of energy, consumables, labour and higher revenue-based royalties. Additionally, cost of sales were higher due to Kinross' additional interest in Maricunga for the full year compared to ten months in 2007.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $220.2 million was recorded.

  2007 vs. 2006

Total tonnes of ore mined at Maricunga decreased 3% in 2007 from 2006 levels. Tonnes processed however, were down 7% in the same period as a result of weather-related closures in the second and third quarters of 2007 and conveyor repairs resulting in 16 lost days of production. The Maricunga mine produced 205,750 gold equivalent ounces to Kinross' account in 2007. This is a 76% increase over the prior year due primarily to the acquisition of the remaining 50% of Maricunga from Bema in February of 2007, offset in part by the lost production. On a 50% basis, however, production was lower by 4% when compared to 2006. On a 50% basis, the increase in gold equivalent ounces sold resulting from the acquisition of Bema was offset in part by lower production.

Metal sales revenue increased to $144.6 million from $69.7 million in 2006, because of higher gold prices and the additional ounces sold on Kinross' account due to the acquisition from Bema. On a 100% basis, revenue increased 11%. Cost of sales was also higher on a 100% basis, increasing 12%. Cost of sales increased to $91.7 million in 2007 from $39.3 million in 2006, due to the additional costs resulting from the addition of production due to the Bema acquisition and the increased cost of consumables. Depreciation, depletion and amortization decreased 6% on a 100% basis from 2006 to 2007 due to increases in the reserves, upon which the depreciation and depletion is determined. Exploration expenses in 2007 were down 33% from 2006 levels as exploration efforts were reduced in 2007.

KINROSS 2008 Annual Report    45

  Crixás (50% ownership; Anglo Ashanti 50% and operator) – Brazil

	Year ended December 31,			2008 vs 2007			2007 vs 2006
	2008	2007	2006	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's) (a)	807	818	790	(11)	(1%	)	28	4%
Tonnes processed (000's) (a)	807	818	790	(11)	(1%	)	28	4%
Grade (grams/tonne)	7.11	7.32	7.98	(0.21)	(3%	)	(0.66)	(8%	)
Recovery	95.0%	94.8%	95.3%	0.2%	0%		(0.5% )	(1%	)
Gold equivalent ounces:
Produced	87,669	91,305	97,009	(3,636)	(4%	)	(5,704)	(6%	)
Sold	86,663	95,822	94,986	(9,159)	(10%	)	836	1%
Financial Data (in millions)
Metal sales	$75.3	$66.2	$57.0	$9.1	14%		$9.2	16%
Cost of sales (b)	26.2	24.9	17.7	1.3	5%		7.2	41%
Accretion and reclamation expense	0.4	0.1	0.2	0.3	300%		(0.1)	(50%	)
Depreciation, depletion and amortization	10.7	9.9	11.2	0.8	8%		(1.3)	(12%	)

	38.0	31.3	27.9	6.7	21%		3.4	12%
Exploration	2.1	1.1	1.5	1.0	91%		(0.4)	(27%	)
Other	0.9	0.7	0.2	0.2	29%		0.5	250%

Segment earnings	$35.0	$29.5	$26.2	$5.5	19%		$3.3	13%

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

  2008 vs. 2007

Gold equivalent ounces sold in 2008 were lower than 2007 due to lower mill throughput and grades.

Metal sales increased by 14% during 2008 primarily due to higher gold prices, partially offset by a slight decline in gold equivalent ounces produced and sold compared to 2007 due to lower grades in 2008. Cost of sales were slightly higher compared to the prior year as general increases associated with higher energy costs and foreign exchange were partially offset by the lower costs associated with lower sales volumes in 2008.

  2007 vs. 2006

Tonnes of ore mined and processed increased by 4% in 2007 as compared to 2006, however, grade was 8% lower to 7.32 grams per tonne and recovery was 1% lower. This led to an overall decrease in gold equivalent production of 6%.

Metal sales revenue increased by 16% to $66.2 million primarily as a result of a higher realized gold price. Cost of sales increased by 41% to $24.9 million due to higher labour, consumable and equipment maintenance costs, and a 17% appreciation of the Brazilian real against the U.S. dollar. Accretion and reclamation expense and depreciation, depletion and amortization expense remained relatively constant from 2006 to 2007. Exploration costs decreased by $0.4 million in 2007 as compared to 2006. In 2008, production at Crixás is expected to remain at levels consistent with those achieved in 2007.

KINROSS 2008 Annual Report    46

  Kupol (75% ownership and operator) – Russian Federation

	Year ended December 31,			2008 vs 2007		2007 vs 2006
	2008	2007	2006	Change	% Change	Change	% Change

Operating Statistics – 100%
Tonnes ore mined (000's) (a)	463	–	–	463	nm	–	nm
Tonnes processed (000's) (a)	618	–	–	618	nm	–	nm
Grade (grams/tonne)
Gold	28.5	–	–	28.5	nm	–	nm
Silver	330.4	–	–	330.4	nm	–	nm
Recovery
Gold	94.5%	–	–	94.5%	nm	–	nm
Silver	82.0%	–	–	82.0%	nm	–	nm
Gold equivalent ounces: (a) (b)
Produced	626,543	–	–	626,543	nm	–	nm
Sold	531,590	–	–	531,590	nm	–	nm
Silver ounces produced (000) (a)	5,566.8	–	–	5,567	nm	–	nm
Silver ounces sold (000) (a)	4,695.0	–	–	4,695	nm	–	nm
Financial Data (in millions) – 100%
Metal sales	$433.2	$–	$–	$433.2	nm	$–	nm
Cost of sales (a),(c)	116.8	–	–	117	nm	–	nm
Accretion and reclamation expense	0.9	0.5	–	0.4	80.0%	0.5	nm
Depreciation, depletion and amortization	121.6	–	–	121.6	nm	–	nm

	193.9	(0.5)	–	194.4	nm	(0.5)	nm
Exploration	5.4	2.8	–	2.6	92.9%	2.8	nm
Impairment charge – Goodwill	668.4	–	–	668.4	nm	–	nm

Segment loss	$(479.9)	$(3.3)	$–	$(476.6)	nm	$(3.3)	nm

(a)
Tonnes of ore mined/processed and production and sales figures represents 100%.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2008 – 58.17:1, 2007 – 51.51:1, 2006 – 52.28:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired a 75% interest the Kupol project in Far Eastern Russia on February 28, 2007 through the acquisition of Bema. The remaining 25% interest is held by the Chukotka government.

Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. For the year Kupol produced 626,543 gold equivalent ounces, on a 100% basis, which was in-line with expectations. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments, as ounces produced were not sold due to the time involved in transporting the doré from Kupol to the refinery.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $668.4 million was recorded.

  Kettle River–Buckhorn (100% ownership and operator) – USA

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

Upon reaching certain minimum levels of production in the fourth quarter of 2008, the Kettle River–Buckhorn mine was considered to be in operation. For the year Kettle River–Buckhorn produced 27,036 gold equivalent ounces and sold

KINROSS 2008 Annual Report    47

16,296. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments as production that occurred at the end of the month was not sold.

For 2008, metal sales were $13.7 million with cost of sales of $5.6 million.

  Mining operations sold

  Julietta (90% ownership and operator) – Russian Federation

The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation (see note 4(iii)). Results for year includes the results of operations to August 16, 2008.

  2008 vs. 2007

Gold equivalent ounces produced in 2008 were 39,585 ounces as compared to 63,004 ounces in 2007. Gold equivalent ounces sold in 2008 were 41,099 compared to 71,428 in 2007. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

During 2008, metal sales were $38.0 million, compared to $47.2 million in 2007. Cost of sales decreased to $32.3 million in 2008 as compared to $38.1 million in 2007. The figures for 2007 reflect only ten months of activity as Julietta was acquired in February 2007 as part of the Bema acquisition.

  Musselwhite (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of the Asset Sale and Purchase Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

  2007 vs. 2006

Tonnes of ore mined and processed in 2007 were 2% higher than in 2006, and grade and recovery remained relatively constant. This resulted in production of 71,229 gold equivalent ounces, an increase of 2% from 2006 levels. Gold equivalent ounces sold in 2007 were 67,824 or 5% lower than 2006.

In 2007, metal sales increased 10% to $47.1 million from $43.0 due to a higher average gold price, offset in part by the reduction in gold equivalent ounces sold. Cost of sales remained consistent with only a 2% increase in 2007 as compared to 2006. Accretion and reclamation expense, and depreciation, depletion and amortization expenses remained relatively constant in 2007 as compared to 2006, with a decrease in depreciation, depletion and amortization expenses of 5%.

  Porcupine (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in the PJV as part of the Asset Purchase and Sale Agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired its initial 51% interest in the joint venture from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

KINROSS 2008 Annual Report    48

  2007 vs. 2006

Tonnes of ore mined at PJV in 2007 increased 20% over 2006 levels, however, tonnes processed were 7% lower due to ongoing operating problems. Grade was 3% lower and recovery was 2% higher in 2007 when compared to 2006. This resulted in an overall decrease in gold equivalent ounces produced to 144,062 ounces, which is an 8% decrease from 2006. Gold equivalent ounces sold were 16% lower in 2007 as compared to 2006 as a result of lower gold production.

Due to the reduction in gold equivalent ounces sold in 2007, metal sales were 4% lower than in 2006, even with a higher realized gold price. Cost of sales rose 12% in 2007 compared to the prior year, a result of a strengthening Canadian dollar as compared to the U.S. dollar, and higher costs for energy and consumables. Accretion and reclamation expense was $0.3 million lower, and depreciation, depletion and amortization decreased $1.5 million in 2007 when compared to 2006.

  Exploration and business development

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

Exploration and business development	$59.0	$47.3	$39.4	$11.7	25%	$7.9	20%

In 2008, exploration and business development expenses for the year were $59.0 million, compared to $47.3 million for 2007. Of the total exploration and business development expense, expenditures on exploration totaled $45.1 million for the year. Capitalized exploration expenses for 2008 totaled $10.3 million. Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized).

In 2007, exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

In 2006, exploration and business development expenses were $39.4 million. Of this, $13.5 million was spent on Kinross-owned properties and an additional $10.1 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu, the Porcupine Joint Venture, La Coipa and Crixás.

  General and administrative

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

General and administrative	$100.8	$69.6	$52.1	$31.2	45%	$17.5	34%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

Costs of $100.8 million in 2008 represented an increase of 45% compared to 2007. The increases are primarily a result of higher personnel costs, including additional hires, travel and information technology costs, which were incurred as a result of the growth in the Company.

General and administrative costs increased to $69.6 million in 2007 from $52.1 million in 2006. The increase was primarily due to higher performance-based compensation costs, appreciation of the Canadian dollar to the U.S. dollar,

KINROSS 2008 Annual Report    49

costs related to the Bema acquisition in February, additional travel and consulting fees and higher personnel and technology costs.

  Impairment of Goodwill

  Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below.

In 2008, the Company completed its annual review of the carrying value of goodwill for each reporting segment that has goodwill. As a result of this review it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, an exploration property, exceeded its fair value. As a result, the Company wrote down the value of goodwill for each reporting segment to its fair value resulting in a non-cash charge of $994.1 million. The assets were acquired through the acquisition of Bema in 2007. A summary of impairment charges to goodwill is as follows:

	Year ended December 31,			2008 vs 2007		2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change	Change	% Change

Goodwill Impairment Charges
Kupol	$668.4	$–	$–	$668.4	nm	$–	nm
Maricunga	220.2	–	–	220.2	nm	–	nm
Quebrada Seca	105.5	–	–	105.5	nm	–	nm

Total	$994.1	$–	$–	$994.1	nm	$–	nm

  Other income (expense) – net

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Gain on sale of assets and investments – net	$32.6	$184.6	$47.4	$(152.0)	(82%	)	$137.2	289%
Impairment of Investments	(83.9)	(1.3)	(10.5)	(82.6)	(6354%	)	9.2	88%
Litigation settlement	(19.1)	–	–	(19.1)	nm		–	nm
Interest income and other	19.3	15.2	7.1	4.1	27%		8.1	114%
Interest expense	(74.6)	(6.8)	(6.9)	(67.8)	(997%	)	0.1	1%
Foreign exchange gains (losses)	41.4	(36.4)	(9.5)	77.8	214%		(26.9)	(283%	)
Non-hedge derivative gains	41.6	34.3	–	7.3	21%		34.3	nm

	$(42.7)	$189.6	$27.6	$(232.3)	(123%	)	$162.0	587%

For the year, other income (expense) decreased by $232.3 million from income of $189.6 million in 2007 to an expense of $42.7 million in 2008. The decrease can be partially explained by the impairment of certain long-term investments and the settlement of litigation relating to the Kinam preferred shares. Higher interest expense also contributed to the decrease in other income compared to 2007. The reductions in other income were partially offset by gains from the impact of foreign exchange and non-hedge financial derivatives. In 2007, gains were recorded on the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale Agreement with Goldcorp in addition to the sale of other non-core operating assets.

  Gain on the sale of assets and investments – net

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of our portfolio. In 2008, total gains on disposal of assets and investments were $32.6 million. Kinross recognized gains on the disposition of Julietta ($3.0 million), the disposition of its 40% interest in Hammond Reef ($12.2 million) and the disposition of the Kubaka mine ($11.5 million).

KINROSS 2008 Annual Report    50

In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale Agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the sale of the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4), and the Lupin mine ($6.5 million).

In 2006, total gains on disposal of assets and investments were $47.4 million. These gains were the result of the disposition of New Britannia mine ($8.9 million), the Blanket mine ($2.9 million), the George/Goose Lake property ($1.6 million) and other properties ($1.1 million). Gains of $31.3 million and $1.6 million were recorded on the disposal of investments in Katanga and Bolder, respectively.

  Impairment of investments

In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments are other-than-temporary and has recorded an impairment charge of $83.9 million during the year.

The investment impairment charges primarily related to the Company's investment in several junior mining companies, acquired as part of the Bema acquisition, the majority of which are related to the Company's investment in Padmozi Gold, Consolidated Puma Minerals and Victoria Resources Corporation.

In 2007, the Company determined that the decline in the market value of its investment in Rolling Rock Resources, which was acquired as part of the Bema acquisition, was other-than-temporary and the investment was written down by $1.3 million.

In 2006, the Company determined that the decline in the market value of its investments in St. Andrew Goldfields shares and warrants and Caledonia Mining Corporation shares was other-than-temporary. As a result, long-term investments were impaired by $10.5 million.

  Litigation settlement

In 2008, the Company agreed to settle the Kinam preferred share litigation in the amount of $29.2 million (see "Other legal matters" section for additional details). As the Company previously held the preferred shares balance at $10.1 million, this resulted in a loss of $19.1 million for the year.

  Interest income and other

Interest income and other increased by $4.1 million to $19.3 million for 2008 compared to 2007 primarily due to higher average cash balances, partially offset by lower average interest rates. The company capitalized interest totaling $30.6 million relating to capital expenditures at Fork Knox, Kettle River–Buckhorn, Round Mountain and Paracatu compared to capitalized interest of $31.4 million in 2007.

In 2009, interest income will be impacted by the level of cash the Company maintains in addition to the prevailing interest rate.

Interest and other income increased to $15.2 million in 2007 from $7.1 million in 2006 as a result of higher average cash balances throughout the year. In 2006, capitalized interest of $3.7 million related to capital expenditures at Fort Knox, Round Mountain and Paracatu.

  Interest expense

Interest expense increased by $67.8 million to $74.6 million in 2008 from $6.8 million in 2007. The increase is due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in additional interest expense of $21.9 million. Also impacting interest expense was the interest on a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions

KINROSS 2008 Annual Report    51

taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. The portion of the tax assessment relating to interest amounted to $37.3 million.

  Foreign exchange gains/(losses)

For 2008, foreign exchange increased by $77.8 million for a gain of $41.4 million compared to a loss of $36.4 million for 2007. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar over the second half of the year. Foreign exchange on the translation of local currency denominated future income tax liabilities was a gain of $58.0 million compared to loss of $39.9 million in the prior year.

  Non-hedge derivative gains

For 2008, net non-hedge derivative gains of $41.6 million were recorded compared to a gain of $34.3 million during 2007. The increase of $7.3 million was primarily related to the derivative contracts which were acquired with the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in U.S. interest rates.

From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in Other comprehensive income ("OCI").

In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During 2008, U.S. interest rates decreased substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period.

  Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $101.1 million on a loss before taxes of $654.3 million, compared to $73.8 million and $25.9 million on earnings before taxes and other items of $416.5 and $192.2 million in 2007 and 2006, respectively. Kinross' combined federal and provincial statutory tax rate was 34% for 2008, 34% for 2007 and 36% for 2006. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 16 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. The Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a

KINROSS 2008 Annual Report    52

corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. The Company does not believe that the basis for the current assessment would result in any potential liability in respect of any periods prior to the 2003 tax year or subsequent to the 2004 tax year.

  6. Liquidity and Capital Resources

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$443.6	$341.2	$292.0	$102.4	30%		$49.2	17%
Used in investing activities	(856.2)	(336.0)	(173.0)	(520.2)	(155%	)	(163.0)	(94%	)
Provided from (used in) financing acitvities	375.7	379.4	(64.2)	(3.7)	(1%	)	443.6	691%
Effect of exchange rate changes on cash	(23.8)	12.6	1.7	(36.4)	(289%	)	10.9	641%

Increase (decrease) in cash and cash equivalents	(60.7)	397.2	56.5	(457.9)	(115%	)	340.7	603%
Cash and cash equivalents, beginning of period	551.3	154.1	97.6	397.2	258%		56.5	58%

Cash and cash equivalents, end of period	$490.6	$551.3	$154.1	$(60.7)	(11%	)	$397.2	258%

Cash and cash equivalent balances decreased by $60.7 million to $490.6 million at December 31, 2008 from $551.3 million at December 31, 2007. The decrease relates primarily to an increase in cash used in investing activities, which increased by $520.2 million to $856.2 million in 2008, and the impact of foreign exchange on cash. Cash used for investing primarily related to capital expenditures of $714.7 million and additions to long-term investments. The decreases were offset to some extent by an increase in cash flows provided from operating activities. Below are detailed discussions related to these cash flows.

  Operating Activities

  2008 vs 2007

During 2008, cash provided from operating activities increased to $443.6 million compared to $341.2 million in 2007. The increase in operating cash flows in 2008 was primarily due to higher operating earnings, as a result of higher gold prices and more gold equivalent ounces sold. This was offset to some extent by a reduction in net working capital related to: 1) the increase of inventory at Kupol which commenced production during the second quarter of 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; and 3) an increase in supplies inventory at Paracatu due to the expansion project.

  2007 vs 2006

As a result of higher gold and silver prices and an increase in the number of gold equivalent ounces sold in 2007 as compared to 2006, partially offset by a higher cost of sales, cash flow provided from operating activities increased 17% to $341.2 million from $292.0 million in 2006.

KINROSS 2008 Annual Report    53

  Investing Activities

During 2008, net cash used in investing activities totalled $856.2 million compared to $336.0 million for 2007, an increase of $520.2 million. The change was primarily related to the increase in property plant and equipment, primarily the result of expenditures related to the Paracatu expansion and the investment in Lobo Marte. The increase was offset to some extent by proceeds received from the sale of long-term assets and investments and the net cash acquired on the acquisition of Aurelian.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared to proceeds of $33.7 million in 2006. In 2007, cash proceeds of $232.9 million were received on the disposition of property, plant and equipment. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

During 2006, cash used in investing activities was $173.0 million, which included $202.9 of capital expenditures, slightly offset by proceeds from the sale of long-term investments and other assets.

The following table provides a breakdown of capital expenditures:

	Year ended December 31,			2008 vs 2007			2007 vs 2006
(in millions)	2008	2007	2006	Change	% Change		Change	% Change

Fort Knox	$126.6	$30.0	$49.9	$96.6	322%		$(19.9)	(40%	)
Round Mountain	36.9	40.3	28.3	(3.4)	(8%	)	12.0	42%
Paracatu	329.2	225.2	61.8	104.0	46%		163.4	264%
La Coipa	17.1	5.2	7.8	11.9	229%		(2.6)	(33%	)
Maricunga	22.4	6.4	4.7	16.0	250%		1.7	36%
Crixás	19.7	11.7	7.8	8.0	68%		3.9	50%
Julietta	2.4	3.0	–	(0.6)	(20%	)	3.0	nm
Kupol	102.4	191.8	–	(89.4)	(47%	)	191.8	nm
Kettle River–Buckhorn	42.5	43.0	16.7	(0.5)	(1%	)	26.3	157%
Musselwhite	–	12.1	4.7	(12.1)	(100%	)	7.4	157%
Porcupine Joint Venture	–	23.6	19.5	(23.6)	(100%	)	4.1	21%
Cerro Casale	10.9	2.4	–	8.5	354%		2.4	nm
Corporate and other	4.6	6.4	1.7	(1.8)	(28%	)	4.7	276%

Total	$714.7	$601.1	$202.9	$113.6	19%		$398.2	196%

(a)
"nm" means not meaningful.

Capital expenditures in 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River–Buckhorn, which began operations during 2008.

Capital expenditures in 2007 included costs to construct the Kupol mine in the far eastern Russian Federation, which was acquired as part of the Bema acquisition. The expansion of the Paracatu mine continued in 2007 as well as the Buckhorn Project at Kettle River–Buckhorn, and Fort Knox developed Phase VII of their planned expansion and also began constructing a heap leach pad.

Capital expenditures in 2006 included costs to continue Phase VI of the expansion at Fort Knox, the pit expansion and costs related to a new dedicated leach pad at Round Mountain, development of the Paracatu mine and infrastructure costs at Kettle River–Buckhorn with the acquisition of Buckhorn.

  Financing Activities

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million, partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million. The

KINROSS 2008 Annual Report    54

net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million.

During 2007 cash provided from financing activities was $379.4 million. The sources of cash during 2007 included proceeds of $216.2 million received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees, proceeds from the issuance of debt of $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects offset by debt repayments of $88.4 million, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility of $60.0 million.

During 2006, cash used in financing activities was $64.2 million which was largely related to the repayment of debt of $104.6 million.

  Balance Sheet

	As at:
(in millions)	December 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$525.1	$561.2
Current assets	$1,124.9	$933.7
Total assets	$7,387.5	$6,729.3
Current liabilities	$551.5	$407.4
Total debt, including current portion (a)	$950.9	$564.1
Total liabilities (b)	$2,610.6	$1,891.5
Shareholders' equity	$4,776.9	$4,837.8
Statistics
Working capital	$573.4	$526.3
Working capital ratio (c)	2.04:1	2.29:1

(a)
Includes long-term debt.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

At December 31, 2008, Kinross had cash and short-term investments of $525.1 million, a decrease of $36.1 million compared to 2007. Current assets increased by $191.2 million, primarily related to increases in accounts receivable and inventories. The increases were primarily related to the start-up of commercial operations at Kupol and an increase in supplies at Paracatu to prepare for the expansion. In addition to the increase in current assets, total assets increased by $658.2 million largely due to the acquisition of Fruta del Norte, the investment in Lobo-Marte and an increase in property, plant and equipment at the other operations, which was mainly driven by the expansion at Paracatu. The increase in assets was offset by a non-cash impairment charge of goodwill of $994.1 million. Total debt increased by $386.8 million as a result of the issuance of convertible debentures. In addition to the increase in total debt, future income and mining taxes increased by $156.4 million largely due to future income tax liabilities arising on the acquisition of Fruta del Norte, offset to some extent as a result of foreign exchange on future income tax liabilities.

As of March 26, 2009, there were 694.3 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.4 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

  Credit Facilities and Financing

  Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock

KINROSS 2008 Annual Report    55

subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Credit facilities

At December 31, 2008, the Company had in place a revolving credit facility of $300.0 million and a $131.8 million term loan. The revolving credit facility supports the Company's liquidity and letters of credit requirements. In July 2007, the term was extended to August 2010. The Company has drawn $146.0 million against the revolving credit facility as at December 31, 2008 compared to $146.8 million at December 31, 2007. $131.8 million was drawn against the term loan compared to $200.0 million at the end of the prior year. In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at December 31, 2008, $379.8 million was drawn against the facility compared to $349.8 million at December 31, 2007. The following table outlines the credit facility utilization as at December 31:

	As at December 31,
(in millions)	2008	2007

Letters of credit drawn against revolving credit facility	$(146.0)	$(146.8)
Draw against Paracatu term loan	(131.8)	(200.0)
Draw against Kupol project loan	(379.8)	(349.8)

Borrowings	$(657.6)	$(696.6)

Available under revolving credit facility	154.0	153.2
Available under Paracatu term loan	–	–
Available under Kupol project loan	–	75.2

Available credit	$154.0	$228.4

Obligations under the revolving credit facility and term loan are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly-owned subsidiaries. Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges would be as follows:

Type of Credit	Interest rates in credit facility

Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Standby fee applicable to unused availability	0.25%

Significant financial covenants contained in the credit facility include a minimum tangible net worth of $700.0 million, an interest coverage ratio of 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2008.

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At December 31, 2008, the Company had a Kupol project financing consisting of a project loan ("Project Loan"), and a subordinated loan with the International Finance Corporation ("IFC"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") has provided the Company with a cost overrun facility of $17.5 million.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation ("EastWest"), a subsidiary of Kinross, continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

The IFC loan of $25.0 million is for the development of the Kupol mine. As at December 31, 2008, $19.8 million (2007 – $19.8 million) was drawn down, and forms part of the Company's and the Government of Chukotka's project equity contributions. This loan is guaranteed by a subsidiary until economic completion of the Kupol mine, and will have an eight-and-one half year term from drawdown. The annual interest rate is LIBOR plus 2%. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There are 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive one Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014.

Under the terms of the HVB Facility, the Company may issue convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes will have the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest is expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

Total debt of $950.9 million at December 31, 2008 primarily consists of $386.3 million for the debt component of the convertible debentures, $130.2 million for the Corporate term loan, $360 million for the Kupol project loan, $19.8 million for the Kupol IFC loan and $49.3 in capital leases. $167.1 million of this debt is current. In 2009, the Company expects to repay $112.5 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $17.3 million in capital lease payments.

  Equity financing

On February 5, 2009, the Company completed a public offering of common shares at a price of US$17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for gross proceeds of US$414.6 million.

The Company intends to use the net proceeds of approximately $396 million from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  Liquidity Outlook

Recent events in global financial markets have had a profound impact on all companies in a variety of industries and it has been more difficult for certain companies to access capital. In spite of the tightening of credit markets, the Company's liquidity outlook continues to be favourable. Higher forecasted levels of production should positively impact cash flows and although the current price of gold is lower than the highs experienced earlier in 2008, the impact will be somewhat tempered by lower revenue-based royalties and lower oil and electricity prices that are currently being experienced. In addition, favourable foreign exchange rates may likely have a positive impact on operating and capital expenditures.

KINROSS 2008 Annual Report    57

Major uses of cash in 2009 as compared to 2008, in addition to operating activities and general and administrative costs are expected to be:

	For the years ended
(in millions)	2009	2008

Capital expenditures	$475.0	$714.7
Exploration and business development expenditures	75.0	59.0
Debt repayments	167.1	123.5

	$717.1	$897.2

Capital expenditures for 2009 are expected to be approximately $475 million and include $15 million related to the impact of 2008 capital expenditure carry-overs, of which approximately $145 million relates to growth projects (primarily the Fort Knox project, Paracatu, and Cerro Casale), $57 million to pit development (Round Mountain, La Coipa and Maricunga), $50 million to mine development (Crixás, Kupol and Kettle River–Buckhorn), $18 million to leach pad development (Round Mountain and Maricunga), $40 million to tailings dam work (primarily Paracatu), and $150 million to sustaining capital expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

It is anticipated that the Company's existing cash balances, which includes the proceeds from the issuance of equity in February 2009, cash flow from operations and existing credit facilities will be sufficient to fund the operations, exploration, capital and reclamation programs planned for 2009.

  Contractual Obligations and Commitments

Certain contractual obligations of the company are noted in the table below:

(in millions)	Total	2009	2010	2011	2012	2013	2014 and beyond

Long-term debt obligations	$903.3	$149.8	$122.9	$131.8	$77.7	$401.3	$19.8
Lease obligations	68.5	24.0	14.2	13.3	12.3	4.4	0.3
Purchase obligations	147.7	147.7	–	–	–	–	–
Reclamation and remediation obligations	653.6	10.0	12.7	16.5	62.5	42.4	509.5
Interest	140.3	51.8	39.2	28.0	15.0	5.5	0.8

Total	$1,913.4	$383.3	$189.0	$189.6	$167.5	$453.6	$530.4

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

As at December 31, 2008, the Company had gold and silver forward contracts to deliver 820,815 ounces of gold and 10,800,000 ounces of silver. These contract dates range from 2009 through 2012, at prices ranging from $495 per ounce to $785 per ounce for gold and $8.20 to $13.50 for silver.

During the fourth quarter of 2008, the company entered into gold and silver forward contracts to purchase 208,080 ounces of gold at an average rate of $803.13 and 3,600,000 ounces of silver at an average rate of $10.45 which mature in 2009. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship for the 2009 maturities.

KINROSS 2008 Annual Report    58

As at December 31, 2008 Kinross had contracts to sell $219.6 million U.S. dollars for Brazilian reais at an average rate of 2.02, of which $159.6 million matures in 2009 at an average rate of 1.84, and $60.0 million matures in 2010 at an average rate of 2.50. As at December 31, 2008 Kinross had contracts to sell $40.5 million U.S. dollars for Russian roubles at an average rate of 24.82, all of which mature in 2009. As at December 31, 2008 Kinross had contracts to sell $95.5 million U.S. dollars for Chilean pesos at an average rate of 571.07, of which $71.5 million matures in 2009 at an average rate of 528.08, and $24.0 million matures in 2010 at an average rate of 699.16. As at December 31, 2008 Kinross had contracts to sell $41.6 million U.S. dollars for Canadian dollars at an average rate of 1.25, all of which mature in 2009.

Forward contracts were in place at December 31, 2008 to purchase 264,500 barrels of diesel fuel at a price of $88.52 per barrel, all of which mature in 2009.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During the first quarter of 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

  Fair value of derivative instruments

	As at December 31,
(in millions)	2008	2007

Asset (liability)
Interest rate swap	$(12.0)	$(3.3)
Foreign currency forward contracts	(64.3)	24.0
Gold contract related to Julietta sale	1.3	–
Gold and silver forward contracts	(176.8)	(278.1)
Gold call options sold	–	(13.7)
Silver lease rate swap	–	3.5
Energy forward contract	(10.8)	–
Deferred share unit hedging	1.0

	$(261.6)	$(267.6)

  Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Kinam preferred shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

KINROSS 2008 Annual Report    59

  Aurelian Warrant Litigation

On September 30, 2008, the Company completed its acquisition of 100% of the issued and outstanding common shares of Aurelian. Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 15.2 million Aurelian common shares (after adjusting for Aurelian's four-for-one common share split on June 22, 2007). The Company intends to continue to vigorously defend against these actions.

  7. Summary of Quarterly Information

	2008				2007
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$484.4	$503.7	$298.7	$330.2	$281.4	$275.8	$290.1	$245.7
Net earnings	$(968.8)	$64.7	$26.0	$70.9	$173.1	$39.4	$53.0	$68.5
Basic earnings per share	$(1.47)	$0.10	$0.04	$0.12	$0.29	$0.07	$0.09	$0.16
Diluted earnings per share	$(1.47)	$0.10	$0.04	$0.11	$0.28	$0.07	$0.09	$0.15
Cash flow provided from (used in) operating activities	$201.0	$206.0	$(39.7)	$76.3	$72.8	$83.7	$94.5	$90.2

During the fourth quarter of 2008, revenue increased to $484.4 million on gold equivalent ounces sold of 610,935 compared to revenue of $281.4 million on sales of 356,329 gold equivalent ounces during the fourth quarter of 2007. The average spot price of gold was $795 per ounce compared to $786 per ounce in the fourth quarter of the prior year. Cost of sales increased by 45%, to $216.7 million versus $149.3 million, largely due to production at Kupol and Kettle River–Buckhorn.

Also during the fourth quarter of 2008, the Company recorded an impairment charge of $994.1 million related to goodwill primarily on certain assets acquired as part of the Bema transaction.

Operating cash flows increased by $128.2 million largely due to higher sales offset to some extent by reduction in accounts payable.

  8. Disclosure Controls and Procedures and Internal Controls Over
  Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls for 2008 other than as noted below.

During 2008, the Company transitioned its Kupol and Kettle River–Buckhorn mines from development projects into operations. Internal controls have been put in place and management continues to evaluate its internal controls over financial reporting. Consistent with the Company's plan of enhancing financial and management systems, management implemented a new ERP system at its Round Mountain and Brazil operations. In addition, the Company successfully filled certain newly created key positions in an expanded finance function. The Company believes these investments in technology and people further enhance its internal control over financial reporting.

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  9. International Financial Reporting Standards

Kinross plans to report under International Financial Reporting Standards (IFRS) as of January 1, 2011. Adoption of IFRS as Canadian GAAP could materially affect our reported financial position and results of operations. During the third and fourth quarters of 2008, the Company, with the assistance of its third party advisor, commenced the assessment and design phases of its changeover plan. During this period, specific project milestones achieved include the formation of a steering committee, the selection of a project management team, the identification of major accounting differences between current Canadian GAAP and IFRS as they affect the Company, the drafting of a project charter, and the high-level assessment of resource requirements over the next two years as the Company implements its transition plan. Over the next year we will develop and refine our transition plan, consult with our operating units and assess the impact on our internal controls over financial reporting, disclosure controls and information systems. Our goal is to make policy changes that are compliant but also provide the most meaningful information to our shareholders.

  10. Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Goodwill and Goodwill Impairment;

  •
  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

  •
  Long-term investments;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations; and

  •
  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

  Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

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  Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by gold and silver prices, currency exchange rates, discount rates, level of capital expenditures, interest rates, operating costs and other factors that may be different from those used in determining fair value.

For reporting units that have recorded goodwill, the estimated fair value of each unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is primarily comprised of management's estimate of potential value contained within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to current period income.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2008, a reduction in the forecasted gold price used to test impairment of 10% would have increased the impairment charge by $78.8 million.

  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

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  Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

  Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). Average cost is determined by using a trailing average of cost of production for a period of no longer than three months. NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels,

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proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

  Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2008, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $432.0 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $246.8 million and $222.4 million at December 31, 2008 and 2007, respectively.

  Income and Mining Taxes

The Company recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

  Recent Accounting Pronouncements

In February 2008, the CICA issued handbook Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which is effective for the Company on January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. There is no impact on the Company's financial statements for the year ended December 31, 2008.

In 2008, the CICA issued handbook section 1582, "Business Combinations", which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair values measurements, recognition of additional assets and liabilities and increased disclosure. The impact of section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of 1582, companies will be required to adopt CICA handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholder's equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary's results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

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  11. Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2008, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

  Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

  Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require

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significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

  Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Ecuador and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

  Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2008, based upon a gold price of $725 per ounce of gold. Prior to 2002, gold prices were significantly below these levels.

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Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

  Operations Outside of North America

Kinross has mining and exploration operations in various regions of the world, including Brazil, Chile, Ecuador and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries are often subject to differing interpretations and are subject to constant change. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect. Such licenses and permits, including construction and operational permits required from time to time in respect of a mineral project, may not be obtained on a basis consistent with our current expectations. Further, ambiguity exists in regard to the interpretation of licenses and permits and the application of rules and regulations in regard to mining activities and

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associated environmental requirements in the Russian Federation. The suspension, limitation in scope or revocation of a significant license or the levying of substantial fines could have a material adverse effect on our operations in the Russian Federation and Kinross' financial results. In such circumstances, the construction, development and mining activities may be significantly and adversely affected. Additionally, the Russian authorities and the Russian court system may not be predictable. Challenges to foreign companies' asset ownership, operations and regulatory compliance may be brought by Russian authorities for reasons that cannot be predictable. It is also not unusual in the context of dispute resolution in the Russian Federation for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations.

  Risks Specific to Operating in Ecuador

Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

On January 29, 2009, Ecuador's new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

There are risks that, should they materialize, could create a situation hostile to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an "exploitation contract" with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador's economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) a political party or coalition of parties hostile to the mining industry wins the national elections currently scheduled for April 26, 2009 and assumes control of the Presidency, the Congress or both; and (6) legal challenges result in court rulings that that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country's economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

  Risk of Contingent Liabilities

Aurelian has been named as defendant in a number of actions filed on behalf of certain former holders of warrants which expired in June 2005 claiming aggregate damages of approximately CAD$150 million or, in the alternative, approximately 3.8 million Aurelian common shares on a pre-split basis (on June 22, 2007 Aurelian effected a 4-for-1 split of its common shares). If one or more of these claims is successful, Kinross could, among other things, be required to pay significant monetary damages. Kinross intends to continue to vigorously defend against these actions.

  Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

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  Federal Strategic Investments Law and Amendments to Russian Subsoil Law

On May 7, 2008, the federal laws "On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security" (the "Strategic Investments Law") and "On Amendments to the Subsoil Law" (the "Law on Amendments") came into effect. The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Federation ("RF") authorities. Such approval will be required if: (1) the Russian Company ("RusCo") is engaged in activities which are defined as strategic for the purposes of national security and defence, and (2) a potential foreign investor directly or indirectly obtains 10% or more of the voting shares of or there exists some other mechanism for control over (such as a management agreement) the RusCo. The laws also apply to transactions and agreements entered into outside of the RF if such transactions or agreements result in the control over RusCo.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity. According to the Law on Amendments, subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper. The law does not designate deposits containing silver in the list of deposits that are deemed "strategic". In accordance with the Law on Amendments, the list of the subsoil areas of federal significance was published on March 5, 2009 by the Ministry of Natural Resources ("MNR") in an official publication approved by the RF. The Kupol deposit was listed as a strategic deposit as its gold reserves exceed 50 tonnes.

Although the Kupol deposit is on the strategic deposit list, Kinross believes that these laws do not have a material impact on its current ownership and operation of the Kupol mine as it was obtained prior to the enactment of the Strategic Investments Law and the Law on the Amendments. However, in the event that Kinross increases its ownership interest in Kupol, such transaction will be subject to applicable governmental approvals under the new Strategic Investments Law. Further, a foreign purchaser of 10% or more of Kinross' ownership interest will be required to obtain applicable governmental approvals.

Although progress was made in 2008, certain procedures, rules and regulations have yet to be promulgated under the Strategic Investments Law and the Law on Amendments. Further, some provisions of these laws are drafted vaguely, making their application and interpretation unclear in certain areas and thus it is difficult to predict how these laws will be applied in practice.

Under the new laws and RF Government Resolution no. 697 dated September 16, 2008, combined license holders (such as CMGC with respect to the Kupol East and Kupol West licenses) are required to seek approval from the RF Government prior to commissioning mining operations on a strategic deposit under a combined license. If such approval is not obtained, the law may impact the ability of CMGC to mine under the Kupol East and Kupol West combined exploration and mining licenses that are the subject of the proposed joint venture (the "Kupol JV") with B2Gold ("B2") and Chukotsnab State Unitary Enterprise ("CUE") after completion of geological surveys, if 50 or more tonnes (a "strategic deposit") are discovered during the exploration stage with respect to either of the deposits. Although the RF Government has granted such approval to other foreign parties, there can be no assurance that such approval to mine will be granted to the license holder by the RF Government or what the terms of such approval might be. In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder. In addition, the license holder may be paid a finder's fee by the RF Government in its discretion.

  Title to Properties

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or

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contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (INCRA), to have rights to certain lands. There are Quilombola communities in the Paracatu area. An INCRA report issued on March 6th, 2009 concluded that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area, a portion of which (900 hectares) would be affected by the operation of the planned new tailings dam at Paracatu.

As a result the Company is negotiating an agreement with the Machadinho Quilombola Association (AQUIMA) to acquire rights to the lands demarcated by INCRA as Quilombola land. The Company expects that the negotiations will be successful and that it will acquire the necessary ownership rights to build and operate the facility, but there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable. In addition, the Company requires an installation permit (LI) issued by the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) to commence construction of the new tailings dam. Although the Company believes its permit application to be in full compliance with Brazilian law, supported by local state authorities and expects the LI to be granted, SUPRAM was recently enjoined from proceeding with its hearing to consider the Company's LI application as a result of an injunction obtained by a state public attorney from a state court.

Among other matters, the injunction stipulates a number of conditions that must be satisfied before SUPRAM may proceed with its hearing to consider the Company's LI application. Most of these conditions have been the subject of previous discussion with the state public attorney and the Company believes the conditions will be fulfilled and/or withdrawn pursuant to an agreement to be negotiated with the state public attorney to address its concerns and/or the successful appeal of the injunction by the Company. However, there is a risk that such agreement or appeal will not be concluded or successful, respectively, which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

The Company understands from its legal advisers that the federal public attorney has filed an application in a federal court seeking injunctive relief similar in nature to the injunction granted by the state court. To date, the Company has not been formally served with such application and the federal court has not heard or granted such injunction. The Company has already been in discussions with the federal public attorney respecting its concerns and intends to negotiate an agreement with the federal public attorney to withdraw the injunction application or set aside any injunction granted by the federal court and address any concerns in connection with the proposed tailings dam. The Company will vigorously oppose such application if the federal court permits the Company's intervention in the injunction hearing. If the injunction is eventually granted by the federal court, the Company will appeal such injunction. The Company has been advised by its legal advisers that it should have compelling legal arguments to successfully appeal any injunction obtained by the federal public attorney. However, there is a risk that such agreement or appeal will not be concluded or successful, respectively, which may adversely impact on the Company's plan to construct a new tailings dam in the desired location under its current timetable.

  Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in

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the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

  Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

  Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

  Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2009, sensitivity to a 10% change in the gold price is estimated to have a $216.4 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2009, sensitivity to a 10% change in the silver price is estimated to have a $49.7 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

  Gold and Silver Price Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2008, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

  Foreign Currency Exchange Risk

Kinross conducts the majority of its operations in the United States, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars.

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  Chilean Pesos

Kinross has interests in the Maricunga and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 600 pesos to one U.S. dollar could result in an approximate $0.6 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $0.5 million change in Kinross' capital expenditures.

  Brazilian Reais

Kinross is a partner in the Crixás mine and the 100% owner of the Paracatu mine, both located in Brazil. Kinross estimates a 10% change from a budgeted exchange rate of 2.10 Brazilian reais to one U.S. dollar could result in an approximate $7.7 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $7.2 million change in Kinross' capital expenditures.

  Canadian Dollars

Kinross incurs expenses in Canadian dollars for expenses incurred at the Canadian corporate office and for some exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.00 per U.S. dollar could result in an approximate $5.6 million change in Kinross' pre-tax operating earnings.

  Russian Rouble

Kinross incurs expenses in Russian roubles for expenses incurred at Kupol. The Company estimates a 10% change from a budgeted exchange rate of RRB $28.0 per U.S. dollar could result in an approximate $10.2 million change in Kinross' pre-tax operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $0.6 million change in Kinross' capital and reclamation expenditures.

  Credit, Counterparty and Liquidity Risk

Although recent infusions of liquidity from the Federal Reserve in the United States and other National Banks around the world have sought to alleviate liquidity concerns in the global banking system, the Company is still subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

As at December 31, 2008, the Company's gross credit exposure was $94.0 million and at December 31, 2007, the gross credit exposure was $90.7 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place, that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

  Energy Availability Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of Kinross' mines are in remote locations and energy is a limited resource generally, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

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  Potential for Incurring Unexpected Costs or Liabilities as a Result of the Acquisitions

Although the Company has conducted investigations in connection with the acquisitions of Aurelian and Lobo-Marte, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions prove to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations or cash flows.

  Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

  •
  Volatility in commodity prices and foreign exchange rates,

  •
  Tightening of credit markets,

  •
  Increased counterparty risk, and

  •
  Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company has raised approximately $396 million in net proceeds from a public common share offering. Additionally, the Company has additional availability under its revolving credit facility of $154.0 million. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

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  Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis ("MD&A") including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River – Buckhorn project continuing on a basis consistent with Kinross' current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (5) permitting, development and operations at the Kupol gold and silver project continuing on a basis consistent with Kinross' current expectations; (6) the Company's 75% interest in Kupol remaining grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company's expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the repeal of Ecuador's current mining mandate and the implementation of its new mining law being consistent with Kinross' current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations;

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risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

  Key sensitivities

Approximately 55%-60% of the Company's costs are denominated in U.S. dollars. A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

  Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

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MANAGEMENT'S DISCUSSION AND ANALYSIS For the year ended December 31, 2008